EXHIBIT 4



                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075




                                February 22, 2000



BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------
Board of Directors Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545
Attn: Mr. Daniel B. Fitzpatrick,
      Chairman, President and Chief Executive Officer

Dear Directors:

           As you know, we are the holders of 1,200,000 shares of the common stock of Quality Dining, constituting approximately 9.6% of the outstanding shares, and we have proposed nominees for election as directors on a platform that the Company should be sold to the highest bidder in an auction. You have expressed publicly your concern that, if the Company did conduct an auction, bidders might not emerge and that NBO should indicate what it is willing to pay for the Company.

           We hereby propose a "friendly" cash merger transaction of Quality Dining with an entity to be formed by our group for that purpose in which all Quality Dining shareholders (other than our group) would receive $5.00 per share in cash in exchange for their common stock. This represents a 122% premium over Quality Dining's price at the close of trading on Friday, February 18. We are highly confident that we can obtain financing commitments sufficient to fund the acquisition and we would be willing to meet with you and discuss our plans for financing.

           Our proposal is subject to our being afforded the opportunity to, and our being satisfied with the results of, a diligence review of Quality Dining, its properties and businesses and entering into customary merger documentation. Depending upon the results of our review, we may be prepared to increase our offer. We and our advisors are also prepared to commence such a review promptly with your cooperation and would be willing to enter into a confidentiality agreement in connection therewith (but not any such agreement that would limit our rights as shareholders).

           As we have indicated in our public filings, we advocate a sale of the Company to the highest bidder through an auction process. We hope that the Board of


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Directors will commence the process by inviting us and any other interested parties to conduct due diligence and make final bids for the Company.

           Please communicate your response to us as soon as possible.



                                              Very truly yours,


                                              /s/ David W. Schostak
                                                  David W. Schostak

cc:  Philip J. Faccenda
     Arthur J. Decio
     James K. Fitzpatrick
     Ezra H. Friedlander
     Steven M. Lewis
     Christopher J. Murphy III
     Bruce M. Jacobson



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